Securities and Exchange Commission
Trading and Markets
JUL 29 2019
RECEIVED

19010882

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65527 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Monroe Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 Forest Avenue
(No. and Street)

| Locust Valley | NY | 11560 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Plapp (631) 845-5100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Monroe Diefendorf Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Monroe Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH J TRIFILETTI
Notary Public - State of New York
NO. 01TR6195991
Qualified in Suffolk County
My Commission Expires 11/03/20

Signature

MANAGING MEMBER
Title

Notary Public 3/29/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALVAREZ & ASSOCIATES, INC**
**CERTIFIED PUBLIC ACCOUNTANTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Sterling Monroe Securities, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Sterling Monroe Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 29, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

**Sterling Monroe Securities, LLC**
**Statement of Financial Condition**
**December 31, 2018**

Assets

| | | |
|---|---|---|
| Cash | $ | 22,958 |
| Prepaid expense | | 1,536 |
| **Total assets** | $ | 24,494 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 16,820 |
| **Total liabilities** | | 16,820 |
| **Members' equity** | | |
| Members' equity | | 7,674 |
| **Total members' equity** | | 7,674 |
| **Total liabilities and members' equity** | $ | 24,494 |

*The accompanying notes are an integral part of these financial statements.*

**Sterling Monroe Securities, LLC**
**Notes to Financial Statements**
**December 31, 2018**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Sterling Monroe Securities, LLC (the "Company") was organized in the State of New York on April 25, 2002. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); a member of the Securities Investor Protection Corporation ("SIPC"); and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company's principal lines of business are as a retailer of Variable Annuities; Mutual Funds; and Private Placements of Securities.

In October 2018, the Company's Managing Member, at that time the sole Member, effected the Company's alignment with the Vanderbilt Financial Group of Woodbury, New York through the sale of 50% of the Company's Member interests. The Company has decided to focus its business on the private placement of securities. FINRA has approved these ownership and business changes.

The Company's business plans are to enhance environmental, social and ethical considerations through relevant private placements. The Company has phased out the other lines of business referred to above as of December 31, 2018.

The Company claims exemption from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements by operating under the exemption provisions set forth in paragraph (k)(2)(i).

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and other receivables are stated at cost, less an allowance for uncollectible amounts. There were no Accounts receivable or other receivables as of December 31, 2018.

*Revenue* - Commission income of $493,980 for the year ended December 31, 2018 consists of: Variable Annuities $402,228; Mutual Funds $79,256; and Private Placements $12,496.

*Revenue Recognition* - The Company recognized Commission income from Variable Annuities as of the sale date and from Mutual Funds as of the trade date. At these points, the transaction price was fixed or determinable; collection was reasonably assured; and the Company's performance obligations had been completed.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes Private Placement fee income when the underlying transaction has been completed under the terms of the client engagement. This is typically the transaction date, again when the transaction price is fixed or determinable; collection is reasonably assured; and the Company's performance obligations have been completed.

The Company also earned annual trailing commissions and was responsible for ongoing client relations duties, which were recorded in those periods as the services were performed.

Commission expense and transaction-related costs are recorded in the same period as the associated revenue. Transaction-related costs are expensed in the event that client engagements are ended for other reasons.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of December 31, 2018 (Note 2).

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for Federal and state income taxes, because these taxes are the personal responsibility of the Members. The Company is subject to certain other state business taxes, which are included in Other operating expenses on the Income Statement for the year ended December 31, 2018.

## Note 2: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | Useful Life |
|---|---|---|
| Computer equipment | $ 8,390 | 5 |
| Office equipment | 6,146 | 5-7 |
| Total cost of property and equipment | 14,536 | |
| Less: accumulated depreciation | (14,536) | |
| Property and equipment, net | 0 | |

Depreciation expense for the year ended December 31, 2018 was $50.

## Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the Members. Therefore, no provision or liability for income taxes is included in these financial statements.

The Company is required to file income tax returns in both Federal and certain state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years; but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the taxing authorities have not proposed any adjustment to the Company's tax position.

## Note 4: RELATED PARTY TRANSACTIONS

The Company has various expense sharing agreements with affiliated entities owned by the Members. Under the agreements, the Company reimbursed these entities for its share of costs during the year ended December 31, 2018, as follows:

- Management fees in the amount of $99,000, consisting of administrative and support salaries; software costs; computer maintenance; communications; supplies and postage; and

- Office occupancy costs in the amount of $12,000.

The balance payable under these agreements as of December 31, 2018 was $0.

It is possible that the terms of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 5: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018, or during the year then ended.

## Note 6: GUARANTEES

The Company has issued no guarantees at December 31, 2018, or during the year then ended.

## Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

The Company has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

## Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $6,138 which was $1,138 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 2.74 to 1, which is less than the 15 to 1 maximum allowed.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Sterling Monroe Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Sterling Monroe Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sterling Monroe Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sterling Monroe Securities, LLC stated that Sterling Monroe Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Sterling Monroe Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Monroe Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 29, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com